UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 27, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Emergent BioSolutions Inc.

File No. 333-136622 - CF# 21870

_____

Emergent BioSolutions Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 14, 2006, as amended.

Based on representations by Emergent BioSolutions Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.19   through March 31, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy Levenberg
Special Counsel